SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS ITS LARGEST MAINTENANCE HANGAR AT MADRID AIRPORT

€25 MILLION INVESTMENT REVITALISES BARAJAS' INDUSTRIAL AREA
& CREATES 700 HIGH-SKILL JOBS

Ryanair, Spain's No.1 airline, today (Wed, 18 Mar) inaugurated its new €25 million maintenance centre at Madrid Barajas Airport - the largest in the Ryanair network. With capacity for 7 aircraft, this 22,000 m² state-of-the-art facility, located in the airport's industrial area, will create 700 high-skill jobs, including engineers, mechanics, and support roles, further strengthening Spain and Madrid's position as a leading hub in European aviation.

This new hangar adds to Ryanair's existing maintenance facility in Barajas, bringing its total capacity to 8 aircraft lines of maintenance. In addition, Ryanair also operates a modern 5-bay aircraft maintenance centre in Seville, opened in 2019, which was extended in 2021, and represents a further €30 million investment in Spain.

The Madrid facility is now a central part of Ryanair's Maintenance Engineering network with 7 EU locations, with Madrid performing both routine A-checks along with more specialised engineering work. Ryanair is also working closely with Madrid's best aviation schools to train and recruit engineers and mechanics for this new maintenance centre under its in-house Engineer Development Programme.

Ryanair, which is Spain's largest airline, is also one of Spain's largest foreign investors, and a key contributor to the country's tourism and industrial sectors. With 62 million passengers p.a in Spain, a fleet of 109 aircraft across 11 bases, two maintenance centres, a recently commissioned crew training facility, along with an IT innovation hub in central Madrid, which in total brings Ryanair's investment in Spain to €11bn.

Ryanair is Spain's largest airline but its ability to continue investing and growing in Spain is running out of road due to deteriorating competitiveness on airport access costs that will accelerate the migration of routes, tourism and jobs to more competitive, lower cost airports elsewhere in Europe. While Aena's recent +6.5% increase had a significant impact on traffic cuts at Spain's regional airports, the latest proposal to increase charges by +21% (before inflation) over the next five years will undermine competitiveness and growth across the entire Aena network of Airports. Sadly, this programme of increases will establish Spain as a high-cost tourism destination closed to economic growth and job creation. This trend has accelerated with Ryanair growing this summer at its lowest level in many years of just 0.5%. Spain needs efficient cost-effective airports with competitive pricing to attract airline investment that in turn, boosts economic growth. If Spain wants to continue to grow airline investment, traffic, tourism and jobs, the Govt must take action to open up existing empty capacity at airports along with competitive pricing, which will incentivise all airlines to grow with lower charges. The Govt must also ensure that extensions to larger airports are competitive and not gold-plated facilities.

Today's inauguration was attended by Jose Luis Martinez-Almedia, Mayor of Madrid, as well as local authorities and representatives from Spain's aviation sector.

Ryanair DAC CEO, Eddie Wilson, said:
"We are pleased to announce another major Ryanair investment in Spain; Today we inaugurate our new 22,000 sqm state-of-the-art 7-bay maintenance hangar in Madrid - the largest across the Ryanair network - representing a €25 million investment and creating 700 high-skill, high-pay engineer and mechanic jobs, supported by our industry-leading Engineer Development Programme. This new facility will play a crucial role in supporting Ryanair's operations as we grow to 800 aircraft and 300 million passengers by 2034.

Ryanair is not only Spain's largest airline, but one of Spain's largest foreign investors, with 109 aircraft based across 11 bases, two maintenance centres (Seville and Madrid), a state-of-the-art crew training centre, along with an industry-leading IT innovation hub in central Madrid, amounting to a total investment of €11bn.  Our operation provides over 10,000 direct Ryanair jobs and supports a further 400,000 jobs, contributing over €28bn to the Spanish economy (2% GDP). However, our ability to continue investing and growing in Spain has almost topped out due to Spain's deteriorating competitiveness, which is progressively getting worse. Regional airports with huge potential to grow are being held back by excessive charges, and major airports like Madrid, Barcelona, Malaga and Alicante, are now going to be extended at exorbitant cost to justify Aena's +21% charge increase plus inflation by 2031, despite the sector projecting sufficient traffic growth to absorb these wasteful investments without raising airport fees. This trend has recently accelerated with Ryanair set to grow this summer at its lowest level of just 0.5% in Spain, when Ryanair is growing by 11% in Morocco and 9% in Italy.

Spain is missing the key factor that so many Govts and airports across Europe have recognised, that rapid traffic, tourism and jobs growth come from low cost, efficient facilities with competitive airports, not gold-plated facilities where prices continuously rise. If the Spanish Govt wish to reverse this trend and continue to grow airline investment, traffic, tourism and jobs for Spain, they must change policy to have a cost competive airport pricing system to open up existing spare capacity at airports where Aena has failed with its existing pricing strategy."

ENDS
For further information
please contact:                   Ryanair Press Office
T: +353-1-9451799
E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 March, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary